Exhibit 18.1

PREFERABILITY LETTER

April 2, 2007

Board of Directors

Thomas Properties Group, Inc

515 South Flower Street, Sixth Floor

Los Angeles, CA 90071

Dear Sirs:

Note 2 to the consolidated financial statements of Thomas Properties Group, Inc. (the “Company”) included in its Annual Report on Form 10-K for the year ended December 31, 2006 describes a change in the method of accounting for a deferred tax asset recognized for an excess of the tax basis over the amount for financial reporting of the Company’s investment in its consolidated operating partnership created upon the Company’s Formation Transactions to a method of not recording the tax benefit pursuant to paragraph 34 of Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”. We conclude that such change in the method of accounting is to an acceptable alternative method, which, based on your business judgment to make this change, is preferable in your circumstances.

Very truly yours,

ERNST & YOUNG LLP